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16013570

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Section
FEB 29 2016
Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE LAWRENCE D. VITEZ CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 ROXBOROUGH ROAD, SUITE 118
(No. and Street)

CHARLOTTE	NORTH CAROLINA	28211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE D. VITEZ — 704 366-0466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREERWALKER LLP
(Name – *if individual, state last, first, middle name*)

227 West Trade Street, Suite 1100	Charlotte	North Carolina	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LAWRENCE D. VITEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE LAWRENCE D. VITEZ CORPORATION, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE LAWRENCE D. VITEZ CORPORATION

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2015 and
Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	2-6
Notes to Financial Statements	7-8
Supplemental Information: Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Financial and Operational Combined Uniform Single Report Part IIA: Computation of Net Capital	10-11
Independent Auditors' Review Report on the Exemption Report Required by SEC Rule 17a-5	12
Exemption Report Required by SEC Rule 17a-5	13



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of The Lawrence D. Vitez Corporation:

We have audited the accompanying financial statements of The Lawrence D. Vitez Corporation (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Lawrence D. Vitez Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Lawrence D. Vitez Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

The supplementary information on pages 9 to 11 has been subjected to audit procedures performed in conjunction with the audit of The Lawrence D. Vitez Corporation's financial statements. The supplemental information is the responsibility of The Lawrence D. Vitez Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Greer Walker LLP

February 26, 2016

GreerWalker LLP – Certified Public Accountants
The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	132,835
Broker-dealer commission receivable		93,618
Prepaid		2,140
Total current assets		228,593
PROPERTY:		
Office furniture and equipment		85,118
Less accumulated depreciation		(74,456)
Property, Net		10,662
TOTAL ASSETS	**$**	**239,255**
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$	15,556
STOCKHOLDER'S EQUITY:		
Common stock, $1 par vale (100 shares authorized; 10 shares issued and outstanding)		10
Additional paid-in capital		990
Retained earnings		222,699
Total stockholder's equity		223,699
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**239,255**

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Broker-dealer commissions	$ 209,738
Investment advisory fees	819,929
Insurance commissions	6,814
Total	1,036,481
EXPENSES:	
Salaries	444,366
Retirement plan contributions	47,699
Commissions	38,364
Rent	25,147
Payroll taxes	23,218
Licensing and professional fees	19,853
Insurance	11,622
Dues and subscriptions	9,120
Depreciation	8,780
Office supplies and expense	8,622
Telephone	8,104
Travel and entertainment	7,210
Broker-dealer administrative expenses	2,295
Client relations	2,207
Postage	1,850
Miscellaneous expense	1,097
Other taxes	793
Contributions	625
Total	660,972
NET INCOME	**$ 375,509**

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCE, DECEMBER 31, 2014	$ 10	$ 990	$ 397,491
NET INCOME			375,509
DIVIDENDS PAID TO STOCKHOLDER			(550,301)
BALANCE, DECEMBER 31, 2015	$ 10	$ 990	$ 222,699

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2015

SUBORDINATED LIABILITIES, DECEMBER 31, 2014	$	-
CHANGE IN SUBORDINATED LIABILITIES		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2015	$	-

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CASH FLOWS
DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	375,509
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation		8,780
Changes in operating assets and liabilities		
Commissions receivable		1,547
Prepaid expenses		-
Accounts payable		(7,769)
Net cash provided by operating activities		378,067
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid to stockholder		(550,301)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(172,234)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		305,069
CASH AND CASH EQUIVALENTS, END OF YEAR	$	**132,835**

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

1. **SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:**

Operations - The Lawrence D. Vitez Corporation (the "Company") is incorporated in the State of North Carolina and operates as a registered investment advisory firm, a licensed independent insurance agency, and a registered broker-dealer. The Company handles investment capital on behalf of clients including individuals, businesses and retirement plans. As a registered broker-dealer, the Company is primarily involved in the purchase and sale of mutual funds and direct participation programs on behalf of its clients. The Company does not take title to or control of any securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Adjustments applied to estimated amounts are recognized in the year in which adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Receivables - The Company extends credit under its service agreements for various commissions. By their nature, receivables involve risk, including the credit risk of nonpayment by the client. Receivables are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense. As of December 31, 2015, the Company considered all remaining balances collectible and, therefore, no allowance has been provided.

Property: - Property is stated at cost. Depreciation is provided over estimated useful lives using an accelerated method.

Revenue Recognition - The Company bills the majority of its management advisory fees at the beginning of each calendar quarter. (Annual fees can range from .25% to 1.70% of the assets under management, and are negotiable). Accounts receivable may relate to advisory fees, fees and commissions from mutual funds, and insurance commissions, all of which are recognized when earned.

Broker-dealer commission income and related expenses are recorded on a settlement date basis. The difference between the settlement date basis and trade date basis is not a significant amount.

Income Taxes - Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as a subchapter "S" corporation. Under such election, the Company's taxable income and tax credits are passed through to its stockholder for inclusion in his individual income tax return.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2015, the tax years ended December 2012 through 2015 were open for potential examination by

taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2015.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 26, 2016, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 3 1, 2015, the Company had a net capital of $169,013 which was $164,013 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to adjusted net capital was .09 to 1.

3. RETIREMENT PLAN

The Company maintains a qualified retirement plan under which eligible employees may defer a portion of their annual compensation pursuant to Section 401(k) of the Internal Revenue Code. The plan covers both full and part-time employees. Company contributions to the plan are made at the discretion of management. Contributions for the plan year ended December 31, 2015 totaled $47,699.

4. LEASE COMMITMENT

The Company leases its office space under an extended long-term lease renegotiated in July 2014 and expires on August 31, 2018. Total rent expense for the year ended December 31, 2015 was $25,147. Future minimum rental payments required under this operating lease as of December 31, 2015 are approximately as follows:

Year 2016	$28,000
Year 2017	$29,000
Year 2018	$20,000

5. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2015 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

THE LAWRENCE D. VITEZ CORPORATION

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2015 UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2015	$	169,013
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2015 (audited)	$	**169,013**

See report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CONSOLIDATED SECURITIES as of 12/31/15

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	223,699	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				223,699	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	223,699	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 54,686	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	54,686)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	169,013	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	169,013	3750

OMIT PENNIES

See report of independent registered public accounting firm

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CONSOLIDATED SECURITIES as of 12/31/15

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	1,037	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	164,013	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	163,013	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	15,555	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	15,555	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	9.20	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See report of independent registered public accounting firm



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Shareholder of The Lawrence D. Vitez Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Lawrence D. Vitez Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Lawrence D. Vitez Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) The Lawrence D. Vitez Corporation stated that The Lawrence D. Vitez Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. The Lawrence D. Vitez Corporation management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Lawrence D. Vitez Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greer Walker LLP

February 26, 2016

GreerWalker LLP – Certified Public Accountants
The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com

THE LAWRENCE D. VITEZ CORPORATION

EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2015

The Larry D. Vitez Corporation Exemption Report

The Larry D. Vitez Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1) Limited business (mutual funds and/or variable annuities only)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Lawrence D. Vitez Corporation

I, Lawrence D. Vitez, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ____________________

Title: CEO

February 26, 2016



Consolidated Investment Advisors

A Registered Investment Advisory Firm

February 26, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Annual Audit for 12/31/2015
CRD#39326

Gentlemen:

In conformity with the SEC's reporting requirement regarding investment brokers, enclosed please find two copies of my firm's audited annual audit for the year ended December 31, 2015, along with our facing page. The report is being submitted timely (within 60 calendar days after the fiscal year end). A copy was also mailed to the Atlanta Regional Office in Atlanta, GA.

If you have questions, please contact me at our letterhead address/telephone number.

Very truly yours,

Lawrence D. Vitez
President

LDV/jdg
Enclosure/Audit Reports

Putting the Client First . . .Always

1901 Roxborough Road, Suite 118 • Charlotte, North Carolina 28211
Telephone: 704-366-0466 • 1-800-958-9978 • Facsimile: 704-366-4377 • Email: larryvitez@consolidatedadvisors.com